MULTIMEDIA, INC.
1995
FIRST QUARTER REPORT

A LETTER TO OUR
SHAREHOLDERS

    Multimedia reported net earnings of $14.8 million and earnings per share of $.39 for the first quarter that ended March 31, 1995. Excluding the after-tax loss related to the Company's investment in NEWSTALK TELEVISION, its cable network, earnings per share were $.46 for the quarter, a 15% increase over the $.40 earned from ongoing operations in the comparable quarter last year.Net earnings of $17.3 million, or $.45 per share, in 1994's first quarter included an after-tax gain of $2.1 million, or $.05 per share, from the sale of two radio stations.

    Consolidated operating revenues totaled $156.4 million for the quarter, a 7% increase over the $146.4 million posted in the same period last year. Operating profit of $40.8 million was flat with last year, but excluding costs associated with the launch of NEWSTALK TELEVISION, Multimedia's operating profit increased 11%.

    Newspaper revenues rose 10% to $37.1 million for the first quarter compared with $33.7 million last year on the basis of significant increases in advertising revenues. Local advertising revenues rose 11%, and classified advertising revenues increased 22%. Circulation declined slightly, but circulation revenue was up 7% as a result of selective pricing increases.

    Multimedia Broadcasting recorded its strongest first quarter ever in 1995. The strength of the division's television news operations and the resurgence of the NBC primetime programming (four of the five stations are NBC affiliates) combined with robust advertising business in each of the division's five markets to produce revenues of $33.5 million, an increase of 14% over the first quarter of 1994. All five television stations showed ratings gains in the February sweeps.

    Multimedia Cablevision had a 2% revenue increase for the quarter. At the end of March 1995, the division had more than 447,000 basic subscribers, which is 6% more than the same quarter in 1994. In January, Multimedia completed the trade of certain of its cable systems in Illinois and Oklahoma with 40,500 subscribers for TeleCommunications, Inc.'s cable systems in Wichita, Kansas, with 50,400 subscribers. The Company paid $12.4 million in cash as part of this transaction. Multimedia now serves 95% of the cable households in the Wichita market. Approximately 40% of the division's cable customers are presently served by systems upgraded with fiber optic technology with at least 80 channel capacity.

    Multimedia Entertainment posted revenues of $37.5 million, a 2% increase over last year's first quarter revenues of $36.7 million. The increase in the number of programs competing for daytime audience shares continues to decrease ratings for the long-running shows. DONAHUE'S ratings declined 13% in the February sweeps compared with last season, but, in his 27th year, he remains a strong competitor. SALLY JESSY RAPHAEL was the second highest-rated daytime talk show in the February sweeps, despite a 4% ratings decline compared with last year. JERRY SPRINGER was the fastest-growing talk show, with ratings up 45% over the 1994 February sweeps, and RUSH LIMBAUGH, THE TELEVISION SHOW remained the top-rated late night syndicated show. Excluding the costs associated with the launch of NEWSTALK TELEVISION, operating profit for the Entertainment division was down 16%, principally reflective of increased competition.

    Multimedia Security Service had first quarter revenues of $6.6 million, an increase of 18% over the first quarter of 1994. The division now serves more than 67,000 customers, placing it among the 20 largest home security providers in the country.

    On February 22, Multimedia announced that its board of directors had authorized management, together with Goldman, Sachs & Co., to explore strategic alter-natives to enhance shareholder value, including the sale of Multimedia, Inc., the spin-off of one or more of its businesses, a business combination or any similar transaction. The decision to initiate this process was reached after a thorough review of the Company's assets, the technological and competitive environment in today's media world and the capital requirements for the future.

    Multimedia has received a number of inquiries about its businesses and has begun providing detailed information to potentially interested parties who have signed a confidentiality agreement. This process will take several months to complete. No decision has been made to pursue any particular course of action, and as stated in the February 22 announcement, there can be no assurance that any transaction will result from this process. We ask for your patience and understanding at this critical juncture in our Company's history.


                                           Sincerely,
                         (Signature of Donald D. Sbarra appears here)
                                        Donald D. Sbarra
                       CHAIRMAN OF THE BOARD AND CHIEF EXECUTIVE OFFICER
                                           MAY 8, 1995


MULTIMEDIA'S BOARD
OF DIRECTORS AND
MANAGEMENT TEAM
WILL MAKE THEIR
BEST EFFORTS TO
THOROUGHLY
INVESTIGATE THE
VARIOUS ALTERNA-
TIVES THAT MAY BE
AVAILABLE TO
ENHANCE SHARE-
HOLDER VALUE.



     THREE MONTHS HIGHLIGHTS


 (Unaudited)  (In thousands)          1995         1994

REVENUES:
   Newspapers                     $  37,051      33,654
   Broadcasting                      33,450      29,320
   Cable                             41,900      41,223
   Entertainment                     37,474      36,667
   Security                           6,572       5,555
                                  $ 156,447     146,419
OPERATING PROFITS:
   Newspapers                     $  10,258       8,903
   Broadcasting                      13,195       8,600
   Cable                             12,648      12,448
   Entertainment                      6,996      14,126
   Security                             506         456
   Corporate                         (2,849)     (3,615)
                                  $  40,754      40,918

                       CONSOLIDATED STATEMENTS OF EARNINGS

                   THREE MONTHS ENDED MARCH 31, 1995 AND 1994


(Unaudited)  (In thousands except per-share data)          1995        1994

Operating revenues:
   Newspapers                                            $ 37,051      33,654
   Broadcasting                                            33,450      29,320
   Cable                                                   41,900      41,223
   Entertainment                                           37,474      36,667
   Security                                                 6,572       5,555
      Total operating revenues                            156,447     146,419
Operating costs and expenses:
   Production                                              61,675      53,179
   Selling, general and administrative                     39,891      37,643
   Depreciation                                            10,550      10,820
   Amortization                                             3,577       3,859
      Total operating costs and expenses                  115,693     105,501
      Operating profit                                     40,754      40,918
Interest expense                                           14,463      14,873
Other income (expense), net                                   (43)      3,277
      Earnings before income taxes and minority
        interest                                           26,248      29,322
Income taxes                                               10,893      12,169
Minority interest in subsidiaries'losses (income), net       (509)        181
      Net earnings                                       $ 14,846      17,334

Per share of common stock:
   Net earnings                                               .39         .45
   Cash dividends                                               -           -
Weighted average shares                                    38,465      38,362




                       MULTIMEDIA, INC. AND SUBSIDIARIES

                         CONSOLIDATED BALANCE SHEETS

                     MARCH 31, 1995 AND DECEMBER 31, 1994


                                                March 31,     December 31,

(Unaudited)  (In thousands)                       1995          1994
ASSETS
Current assets:
   Cash and cash equivalents                   $   9,951         6,202
   Net trade accounts receivable                  86,416        93,426
   Inventories                                     6,545         4,643
   Deferred income tax benefits                    9,761         9,581
   Program rights                                  5,682         7,570
   Deferred program costs                          8,556        10,923
   Prepaid expenses and other                      7,680         6,795
      Total current assets                       134,591       139,140
Property, plant and equipment, at cost           583,758       558,749
   Less accumulated depreciation                 292,874       283,522
      Net property, plant and equipment          290,884       275,227
Intangible assets, net                           251,736       242,078
Other assets                                      27,467        27,533
                                               $ 704,678       683,978
LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
   Current installments of long-term debt      $  30,254        30,254
   Accounts payable                               25,501        24,512
   Accrued interest                               12,045         2,671
   Accrued payroll                                 5,868         8,386
   Accrued expenses                               38,067        38,148
   Income taxes payable                           17,713        10,202
   Program rights payable                          6,046         7,793
   Unearned income                                22,303        20,556
      Total current liabilities                  157,797       142,522
Long-term debt                                   529,969       542,303
Deferred income taxes                             53,832        54,090
Other liabilities                                  3,424         3,294
Minority interest                                 19,193        18,684
Stockholders'equity (Deficit):
   Common stock                                    3,782         3,762
   Additional paid-in capital                    190,736       188,224
   Retained earnings (deficit)                  (254,055)     (268,901)
      Total stockholders'equity (deficit)        (59,537)      (76,915)
                                               $ 704,678       683,978



                       MULTIMEDIA, INC. AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                   THREE MONTHS ENDED MARCH 31, 1995 AND 1994

(Unaudited)  (In thousands)                                    1995          1994
Net cash provided by operating activities                    $ 55,499       60,950
Additions to property, plant and equipment                    (25,753)     (14,767)
Acquisitions of properties                                    (14,205)      (2,243)
Other                                                           1,045        3,663
   Net cash used for investing activities                     (38,913)     (13,347)
Reduction in revolving credit, net                             (6,340)     (44,992)
Long-term debt retired                                         (5,994)      (6,055)
Other                                                            (503)      (2,027)
   Net cash used for financing activities                     (12,837)     (53,074)
Increase (decrease) in cash and cash equivalents                3,749       (5,471)
Cash and cash equivalents, beginning of year                    6,202       11,034
Cash and cash equivalents, end of period                     $  9,951        5,563

NOTE: NET CASH PROVIDED BY OPERATING ACTIVITIES IS FURTHER
  ANALYZED AS FOLLOWS:

Operating profit plus depreciation and amortization
   and amortization of stock options:
   Newspapers                                                $ 11,938       10,455
   Broadcasting                                                15,382       10,826
   Cable                                                       20,829       21,289
   Entertainment                                                7,177       14,600
   Security                                                     2,361        2,006
   Corporate                                                   (2,732)      (2,689)
                                                               54,955       56,487
Interest expense less amoritzation of debt
   issue costs                                                (14,191)     (14,594)
Change in current assets and liabilities                       23,432       24,015
Other                                                          (8,697)      (4,958)
Net cash provided by operating activities                    $ 55,499       60,950




                       MULTIMEDIA, INC. AND SUBSIDIARIES

                       MULTIMEDIA,  INC.  AND SUBSIDIARIES



MULTIMEDIA
NEWSPAPER COMPANY
305 S. MAIN ST.
P.O.BOX 1688
GREENVILLE,S.C.  29602

ALABAMA
Daily and Sunday:
The Montgomery
Advertiser

ARKANSAS
Daily:
The Baxter Bulletin
(Mountain Home)

GEORGIA
Daily:
The Observer (Moultrie)

NORTH CAROLINA
Daily and Sunday:
Asheville Citizen-Times

OHIO
Dailies:
Gallipolis Daily Tribune
The Daily Sentinel
(Pomeroy)
Sunday:
Sunday Times-Sentinel
(Gallipolis)

SOUTH CAROLINA
Dailies:
The Greenville News
Greenville Piedmont
Sunday:
The Greenville News

TENNESSEE
Daily:
The Leaf-Chronicle
(Clarksville)
Monthly:
Music City News
The Gospel Voice
(Nashville)
Television Production
TNN Music City News
Country Awards

VIRGINIA
Daily and Sunday:
The Daily News-Leader
(Staunton)

WEST VIRGINIA
Daily:
Point Pleasant Register

Multimedia also publishes
49 non-daily products.

MULTIMEDIA
BROADCASTING COMPANY
RIVERVIEW TOWER,
SUITE 1401
900 S. GAY ST.
KNOXVILLE,TENN. 37902

TELEVISION
GEORGIA
Macon:WMAZ-TV (CBS)

MISSOURI
St.Louis: KSDK (NBC)

OHIO
Cincinnati: WLWT (NBC)
Cleveland:WKYC (NBC)

TENNESSEE
Knoxville:WBIR-TV (NBC)

RADIO
GEORGIA
Macon:WAYS (FM)
WMAZ-AM

MULTIMEDIA
CABLEVISION COMPANY
701 E. DOUGLAS AVE.
P.O.BOX 3027
WICHITA, KS.  67202

Multimedia operates more
than 125 cable television
franchises In Kansas,
Illinois, Indiana, North
Carolina and Oklahoma
and serves approximately
447,000 basic subscribers.

MULTIMEDIA
ENTERTAINMENT COMPANY
45 ROCKEFELLER PLAZA
35TH FLOOR
NEW YORK, N.Y.10111

Donahue / Sally Jessy
Raphael / Pozner &
Donahue / Jerry Springer /
Rush Limbaugh, The
Television Show/ Susan
Powter / Dennis Prager

NewsTalk Television

MULTIMEDIA SECURITY
SERVICE
800 E.WATERMAN
WICHITA, KS.  67202

Multimedia serves more
than 67,000 security alarm
customers.

IMPORTANT NOTICE TO SHAREHOLDERS
Wachovia Bank of North Carolina, N.A.is the transfer agent and registrar for Multimedia, Inc. All communications regarding shareholdings or transfer of your shares should be directed to: Wachovia Bank of North Carolina, N.A., Corporate Trust Department, P.O.Box 3001, Winston-Salem, North Carolina 27102.1-800-633-4236 Toll-Free Telephone Number for Shareholder Services.

MULTIMEDIA, INC.
P.O. Box 1688
Greenville, South Carolina 29602
(803) 298-4373

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